SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2004

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116, JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

NOTICE CONCERNING REPURCHASE OF OWN SHARES

On May 14, 2004, the registrant decided at a meeting of its board of directors to authorize a repurchase its own shares subject to the approval of its shareholders. As such meeting, the board of directors also forecasted an increase in the registrant’s dividend per share.

Attached is a press release of the registrant dated May 14, 2004 describing the details of the decision.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Shigehito Katsuki

Name: Shigehito Katsuki
Title: General Manager Department IV

Date: May 14, 2004

May 14, 2004

Repurchase of own Shares and Distribution of Dividend

Nippon Telegraph and Telephone Corporation (“NTT”) announced that on May 14, 2004 its board of directors decided in order to further promote the development of management that serves the interests of shareholders as follows.

1. Repurchase of own shares under Article 210 of the Japanese Commercial Code (calling for a shareholder resolution at the ordinary general meeting)

(1) Reason for share repurchase

To implement a capital policy that takes into account supply and demand conditions of NTT’s shares.

(2) Details of proposed share repurchase

(a) Class of shares: Common stock

(b) Number of shares to be repurchased: 1,000,000 shares (maximum)

(c) Value of shares to be repurchased: 600 billion yen (maximum)

(Note) The above details are subject to approval of a resolution regarding repurchase of own shares by the shareholders at the 19th ordinary general meeting to be held on June 29, 2004.

(3) Other

NTT intends to hold repurchased shares as treasury stock for the time being.

2. Dividend Increase from interim ending September 30, 2004 (Forecasts)

Dividend per share

	Interim	Period End	Yearly
Forecasts (for the period ending March 31, 2005)	3,000 yen	3,000 yen	6,000 yen
Previous financial year (the period ended March 31, 2004)	2,500 yen	2,500 yen	5,000 yen

For inquiries:

Ogata and Hanaki

Department IV. IR

Tel: +81-3-5205-5581

E-mail:investors@hco.ntt.co.jp

The forecasts included herein are forward-looking statements about the future performance of NTT which are based on the assumptions, estimates, judgments, projections and beliefs of the management of NTT in light of the information currently available to it. The projected numbers in this release were derived using certain assumptions that are indispensable for making projections in addition to facts that have been ascertained in the past and confirmed accurately. Risks and uncertainties inherent in future projections, NTT’s future business operations, the state of the economy in Japan and abrades, possible fluctuations in the securities markets and other changes in circumstances could cause NTT’s actual results to differ materially from the projected figures.